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Exhibit (a)(1)(xvi)

[DOVER ACQUISITION CORP. LETTERHEAD]

January 12, 2005

Dear Dover Investments Corporation Stockholder:

        This is a follow-up letter to our letters of December 8 and December 17, 2004. As we mentioned in those letters, we need your help to complete our tender offer for your shares of Dover Investments Corporation for a price of $31.30 per share in cash. We have further extended our offer until January 26, 2005.

        Our records indicate that you have not yet tendered your shares. We enclose a new letter of transmittal to allow you to make the tender.

        If you do not have or can not locate your share certificate, please call Erika Kleczek at my office—she can assist with the paperwork that the transfer agent will need. Her number is (415) 777-0533.

        Our offer has a deadline of January 26, 2005, unless extended. If we do not get this tender offer completed this opportunity may be lost.

        Thank you for your help in making this tender offer a success.

Sincerely,

Frederick M. Weissberg
Chairman of the Board and President

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  Exhibit (a)(1)(xvi)